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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107 CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25659T107
1.	Names of Reporting Persons. Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 55,179,770(1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 58,700,100(2)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,700,100(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 52.5%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	The reporting person’s beneficial ownership is reported as of December 31, 2010, and includes: (i) 100 shares of Class A common stock held by Ray Dolby; and (ii) 55,179,670 shares of Class B common stock held of record by Ray Dolby as Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(2)	The reporting person’s beneficial ownership is reported as of December 31, 2010, and includes: (i) 100 shares of Class A common stock held by Ray Dolby; (ii) 55,179,670 shares of Class B common stock held of record by Ray Dolby as Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, (iii) 1,710,165 shares of Class B common stock held by Ray Dolby as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002, voting power of which is held by Thomas E. Dolby, son of Ray Dolby, as Special Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002; and (iv) 1,810,165 shares of Class B common stock held by Ray Dolby as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002, voting power of which is held by is held by David E. Dolby, son of Ray Dolby, as Special Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Assumes the conversion of all such reporting person’s shares of Class B common stock into shares of Class A common stock.
(4)	The amount in Row (9) represents 91.4% of the total voting power of the Class A common stock and Class B common stock, on an as converted basis, because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP No. 25659T107
1.	Names of Reporting Persons. Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 55,179,670(5)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 55,179,670(5)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,179,670(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 50.9%(6)(7)
12.	Type of Reporting Person (See Instructions) OO

(5)	The reporting person’s beneficial ownership is reported as of December 31, 2010, and reflects shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. As Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, Ray Dolby holds sole voting and dispositive power with respect to these shares. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(6)	Assumes the conversion of all such reporting person’s shares of Class B common stock into shares of Class A common stock.
(7)	The amount in Row (9) represents 85.9% of the total voting power of the Class A common stock and Class B common stock, on an as converted basis, because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP No. 25659T107
1.	Names of Reporting Persons. Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,710,165(8)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,710,165(9)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,165(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.1%(10)(11)
12.	Type of Reporting Person (See Instructions) OO

(8)	Voting power is held by Thomas E. Dolby, son of Ray Dolby, as Special Trustee of the Ray Dolby 2002 Trust A, dated April 19, 2002.
(9)	The reporting person’s beneficial ownership is reported as of December 31, 2010, and reflects shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(10)	Assumes the conversion of all such reporting person’s shares of Class B common stock into shares of Class A common stock.
(11)	The amount in Row (9) represents 2.7% of the total voting power of the Class A common stock and Class B common stock, on an as converted basis, because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP No. 25659T107
1.	Names of Reporting Persons. Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,810,165(12)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,810,165(13)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.3%(14)(15)
12.	Type of Reporting Person (See Instructions) OO

(12)	Voting power is held by David E. Dolby, son of Ray Dolby, as Special Trustee of the Ray Dolby 2002 Trust B, dated April 19, 2002.
(13)	The reporting person’s beneficial ownership is reported as of December 31, 2010, and reflects shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(14)	Assumes the conversion of all such reporting person’s shares of Class B common stock into shares of Class A common stock.
(15)	The amount in Row (9) represents 2.8% of the total voting power of the Class A common stock and Class B common stock, on an as converted basis, because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

This Amendment No. 3 to Schedule 13G is being filed with the Securities and Exchange Commission (“SEC”) by Ray Dolby, the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, the Ray Dolby 2002 Trust A dated April 19, 2002, and the Ray Dolby 2002 Trust B dated April 19, 2002, to amend the Schedule 13G filed with the SEC on February 12, 2008 by Ray Dolby, the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, and Ray and Dagmar Dolby Investments, L.P., as amended on February 9, 2007. The Class B common stock, $0.001 par value per share, of Dolby Laboratories, Inc. was registered with the SEC pursuant to the Form 8-A filed on January 25, 2006.

Item 1.

(a)	Name of Issuer

Dolby Laboratories, Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Potrero Avenue, San Francisco, CA, 94103

Item 2.

(a)	Name of Person Filing

i. Ray Dolby

ii. Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999

iii. Ray Dolby 2002 Trust A dated April 19, 2002

iv. Ray Dolby 2002 Trust B dated April 19, 2002

(b)	Address of Principal Business Office or, if none, Residence

i. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

ii. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

iii. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

iv. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

(c)	Citizenship

i. USA

ii. California

iii. California

iv. California

(d)	Title of Class of Securities

Class A common stock

Class B common stock

(e)	CUSIP Number

Class A common stock: 25659T107

Class B common stock: Not Applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information set forth in herein is as of December 31, 2010.

(a)	Amount beneficially owned:

i. 58,700,100(2)

ii. 55,179,670(5)

iii. 1,710,165(9)

iv. 1,810,165(13)

(b)	Percent of class:

i. 52.5%(3)(4)

ii. 50.9%(6)(7)

iii. 3.1%(10)(11)

iv. 3.3%(14)(15)

(c)	Number of shares as to which the person has:

i. Ray Dolby

(i) Sole power to vote or to direct the vote: 55,179,770(1)(3)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 58,700,100(2)

(iv) Shared power to dispose or to direct the disposition: 0

ii. Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999

(i) Sole power to vote or to direct the vote: 55,179,670(5)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 55,179,670(5)

(iv) Shared power to dispose or to direct the disposition: 0

iii. Ray Dolby 2002 Trust A dated April 19, 2002

(i) Sole power to vote or to direct the vote: 1,710,165 (8)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 1,710,165(9)

(iv) Shared power to dispose or to direct the disposition: 0

iv. Ray Dolby 2002 Trust B dated April 19, 2002

(i) Sole power to vote or to direct the vote: 1,810,165 (12)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 1,810,165(13)

(iv) Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

RAY DOLBY

/s/ Ray Dolby

Date: January 27, 2011

RAY DOLBY TRUST UNDER

THE DOLBY FAMILY TRUST

INSTRUMENT, DATED MAY 7, 1999

/s/ Ray Dolby

By: Ray Dolby, Trustee

Date: January 27, 2011

RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

/s/ Ray Dolby

By: Ray Dolby, Trustee

Date: January 27, 2011

RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

/s/ Ray Dolby

By: Ray Dolby, Trustee

Date: January 27, 2011

Exhibit 1	Agreement Pursuant to Rule 13d-1(k)(1)(iii) (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2007).

Exhibit 2	Power of Attorney (incorporated by reference to Exhibit 24.1 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 3	Power of Attorney (incorporated by reference to Exhibit 24.2 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 4	Power of Attorney (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 5	Power of Attorney (incorporated by reference to Exhibit 24.4 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)